October 14, 2014

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attn:	Ms. Pamela Long
Assistant Director

Re:	Hydra Industries Acquisition Corp.
Registration Statement on Form S-1
Filed August 19, 2014, as amended
File No. 333-198236

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of Hydra Industries Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on Wednesday, October 15, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 1,303 copies of the Preliminary Prospectus dated October 14, 2014 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

UBS SECURITIES LLC, for itself
and the other several Underwriters

By:	/s/ Mitesh Hassamal
Name: Mitesh Hassamal
Title: Executive Director

By:	/s/ Ana Kostreci
Name: Ana Kostreci
Title: Associate Director

[Signature Page to Underwriter’s Acceleration Request Letter]